SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

American Greetings Corporation

(Name of Issuer)

Class B Common Shares

(Title and Class of Securities)

026375-20-4

(CUSIP Number)

Morry Weiss
One American Road
Cleveland, Ohio 44144
(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026375-20-4			Schedule 13D	Page 2 of 6 Pages

1.	Name of Reporting Person: Morry Weiss		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 983,242

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 983,242

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 983,242

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 23.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 026375-20-4	Schedule 13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

     This Schedule 13D relates to Class B common shares, par value $1.00 per share (“Class B Shares”), of American Greetings Corporation (the “Company”). The principal executive offices of the Company are located at One American Road, Cleveland, Ohio 44144.

Item 2. Identity and Background.

     This Schedule 13D is filed on behalf of Morry Weiss (the “Reporting Person” or “Mr. Weiss”). Mr. Weiss’s business address is One American Road, Cleveland, Ohio 44144. Mr. Weiss is the Chairman of the Board of Directors of the Company. The Company designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

     Mr. Weiss has not, during the last five years: (a) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Weiss is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Weiss has served the Company since 1961 in various capacities, including as an employee, executive officer and director. Throughout this period, Mr. Weiss has acquired beneficial ownership of equity securities of the Company, including Class B Shares, as compensation for his services under stock option and other equity-based incentive plans, through outright purchases with personal funds and by dividend reinvestment.

     To date, Mr. Weiss has reported his beneficial ownership of Class B Shares on Schedule 13G. After a recent review of Mr. Weiss’ transactions in the Class B Shares, it appears that he should be reporting his beneficial ownership of Class B Shares on Schedule 13D.

Item 4. Purpose of Transaction.

     Mr. Weiss acquired the Class B Shares as compensation for his services to the Company, through outright purchases and by dividend reinvestment and is holding the Class B Shares for investment purposes. In the future, the Reporting Person may acquire additional Class B Shares. Any such acquisitions may be made through stock option exercises, open market or private purchases or by any other means deemed advisable by the Reporting Person. The Reporting Person also may consider selling some or all of the Class B Shares, depending upon liquidity, strategic, tax and other considerations.

     Except as set forth in this Schedule 13D, Mr. Weiss does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in

CUSIP No. 026375-20-4	Schedule 13D	Page 4 of 6 Pages

the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)-(b). Mr. Weiss has the sole power to vote and dispose of 983,242 Class B Shares, including 374,155 Class B Shares that he has the right to acquire within 60 days pursuant to outstanding stock options that the Company granted to Mr. Weiss as compensation. Collectively, the 983,242 Class B Shares beneficially owned by Mr. Weiss constitute approximately 23.6% of the Class B Shares outstanding as of May 2, 2005.

     The number of Class B Shares beneficially owned by Mr. Weiss does not include: (a) 200,000 Class B Shares owned by the Irving Stone Support Foundation, of which Mr. Weiss is a trustee, (b) 78,800 Class B Shares beneficially owned by his spouse, Judith Stone Weiss, in her individual capacity, (c) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Weiss is a trustee or (d) 23,716 Class B Shares allocated to Mr. Weiss’s account but held in the Company Stock Fund of the American Greetings Executive Deferred Compensation Plan. Mr. Weiss disclaims beneficial ownership of such Class B Shares.

     (c). The Reporting Person has not effected any transactions in the Class B Shares in the past 60 days.

     (d). No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares beneficially owned by the Reporting Person.

     (e). Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person was party to a Shareholder’s Agreement, dated November 19, 1984 (the “Shareholder’s Agreement”), among the Company and the shareholders that are signatories thereto. The Shareholder’s Agreement provided that the signatory shareholders were to offer Class B Shares to the other signatory shareholders and then to the Company before transferring Class B Shares outside of the specified group, which consisted of certain family members, family trusts, charities and the Company. Effective May 2, 2005, the Shareholder’s Agreement was terminated.

     Under the Company’s Amended Articles of Incorporation, each Class B Share is entitled to ten votes on all matters presented to shareholders and is convertible by the holder to one Class A Common Share; provided, however, that the holder must first offer the Class B Share to the Company pursuant to its right to repurchase the share at the then market value for the Class A Common Shares.

CUSIP No. 026375-20-4	Schedule 13D	Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No. 026375-20-4	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2005

/s/ Morry Weiss

Morry Weiss